Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Employee FAQ

1.	What was announced today?

Today we announced that HSNi will become a wholly owned subsidiary of Liberty Interactive under its QVC Group. As you know, Liberty owns QVC and zulily -- businesses that are part of Liberty’s QVC Group. Liberty also has been the largest shareholder of HSNi for some time. Today, that relationship is expanding. Liberty has entered into an agreement to acquire all of HSNi.  Upon closing of the transaction, HSNi will join Liberty’s QVC Group. Our combined company will be one of the largest digital retailers in the world with annual revenue of $14 billion.  This agreement is subject to regulatory approval and the approval of our stockholders, and we expect the deal will close by the fourth quarter of this calendar year.

2.	What is the new relationship between QVC Group and HSNi? Will we keep our HSN brand and continue to be based in St. Petersburg?

We will continue to operate as a separate brand within the QVC Group. We will continue to be based in St. Petersburg and we will retain our brand name, individual positioning, shopping experience and customer base following the completion of the acquisition.

3.	Why did we do this?

As the first home shopping network, we redefined retail. We will now come together as #1 in global video commerce, and among multi-category retailers, #3 in e-commerce in North America and #3 in mobile commerce in the U.S. This scale brings significant advantages for our customers, our brand partners, our employees and our investors:

•	Enhance our customers’ experiences and accelerate innovation in a rapidly changing industry

•	Leverage our combined scale, resources and talents to further strengthen our brands, improve efficiencies, and redeploy savings in innovation and growth.

•	Further strengthen leading content based brand portfolios and optimize our five U.S. based networks.

4.	What does this mean for me?

Any changes would not occur until after the transaction closes, which is expected to be by the fourth quarter. It’s important to note that HSN and our Cornerstone brands will continue building their own individual positioning, shopping experience, and customer base.

At the same time, this is an opportunity to combine and adapt the best of both QVC and HSN brands, allowing us to be stronger together and more effectively compete in this rapidly evolving retail industry. To ensure we are capitalizing on the best talent and ideas of both companies we will be establishing an integration team with representatives from all companies as we prepare for the closing of the transaction. This will be a thoughtful process and we are committed to ongoing communication to share information and answer any questions you may have along the way.

5.	Will my day to day work change?

At this time, it’s unknown what processes may change. We will continue to keep you posted as decisions are made. Keep in mind that any changes would not occur until after the transaction closes, which is expected to be by the fourth quarter.

6.	Will my benefits or compensation change? What about my 401K?

There are no changes in compensation or benefits at this time. Any changes that might occur after the transaction closes would be communicated at that time. We are proud of our highly engaged employees and as always, we will seek to offer competitive compensation and benefits packages that motivate and retain our employees.

7.	What about my equity with HSNi?

HSNi shareholders will receive 1.65 shares of Series A QVC Group common stock per share of HSNi common stock, in a transaction valued at approximately $2.6 billion based on the closing price on July 5, 2017, 2017 of $24.46 for a share of Series A QVC Group common stock.  The purchase price represents a 29% premium over HSN’s closing price on July 5, 2017 and will provide HSNi shareholders with the opportunity to participate in the future growth of the QVC Group. Specific information related to our equity programs will be provided in time. Keep in mind, HSNi will continue to trade until the closing and all applicable rules will continue to apply.

8.	How does this benefit our employees?

As a result of the transaction, HSNi will be part of a larger, more global enterprise. This is an opportunity to combine and adapt the best of both our brands, allowing us to be stronger together in this rapidly changing retail environment.

9.	What will the management of the company look like?

After the transaction closes, HSNi will begin operating under the QVC Group and we will be able to share more details at that time. Until that time, management of the company will remain the same.

10.	What does this mean for the Cornerstone brands?

It’s too soon to say anything specific about Liberty’s plans, but as a significant shareholder in our business with representation on our Board of Directors, Liberty has an understanding of the strength of our brands, product offering and partnerships, including those that are under the Cornerstone banner. Certainly they value what is special about HSNi, which means maintaining the independence of the HSN and CBI brands. The transaction also provides an opportunity for us to collaborate with QVC and zulily to identify new opportunities and avenues for growth.

11.	What does this mean for our customers?

The new QVC Group will offer customers an expanding array of content-rich experiences that feature world-class brands and products in more, engaging ways across more platforms. This combination will enable greater diversity in experiences as well ongoing investment in our global, multiplatform customer experience – enhancing digital platforms and customer value. In addition we’ll create complementary programming across the five US networks to better engage existing and potential customers.

12.	What does this mean for our partners?

This transaction entails numerous benefits for our partners and brands who will have the opportunity to enjoy access to QVC’s global customer base and sales channels. In addition, we expect that cross-brand collaboration will result in enhanced programming and innovations in digital and mobile sales technology that attract and retain customers with a more personalized shopping experience.

13.	Was this decision in any way related to Mindy’s departure?

As Mindy communicated at the time of her resignation, she decided to pursue a new opportunity. This transaction came about through negotiations between a special committee of our Board, composed of independent directors, with the assistance of independent financial and legal advisors, and Liberty. Our Board recommends this transaction, and believes it is in the best interests of all stakeholders, including our employees.

14.	Will we still be looking for a CEO to succeed Mindy Grossman?

As a result of this announcement, the CEO search has been suspended. HSN will have flexibility to hire a CEO from within its ranks under the merger agreement.

15.	Can you tell me more about Liberty?

Liberty Interactive Corporation operates and owns interests in a broad range of digital commerce businesses. Currently those businesses are attributed to two tracking stock groups: the QVC Group and the Liberty Ventures Group. The QVC Group, which we will join, includes QVC, Inc. and zulily, llc, in addition to the interest in HSNi that Liberty already owns. The Liberty Ventures Group consists of all of Liberty Interactive Corporation's other businesses and assets, including interests in Liberty Broadband Corporation and FTD, its subsidiary Evite, and minority interests in ILG, Lending Tree and Charter Communications. Liberty has been the largest shareholder of HSNi for some time.

16.	Can you tell me more about QVC?

QVC is one of the world's leading video and ecommerce retailers, offering a wide range of contemporary beauty, fashion, jewelry and home products. Its programming is distributed to approximately 360 million homes worldwide through operations in the U.S., Japan, Germany, United Kingdom, Italy, France and a joint venture in China. In October 2015, zulily joined the QVC Group, expanding QVC’s position in experiential, discovery driven shopping. zulily describes itself as “a retailer obsessed with bringing customers special finds every day—all at incredible prices.”

17.	What about our employee culture? HSNi Cares?

QVC Group shares many of the same values as we do, and it’s likely that as the transaction closes and we move into the QVC Group we will keep those things unique to the HSNi brands and collaborate on those core values we all share. It’s particularly exciting to see the QVC Group’s commitment to community involvement. Through HSNi Cares we’ve given more than $25 million to charities, and donate about 30,000 hours in volunteer time a year. Last year QVC donated $13 million and supported just over 2,200 charities.

18.	Will I get an employee discount with QVC?

There are no changes to employee discounts at this time. Any changes that might occur after the transaction closes would be communicated at that time.

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc., the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors. These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive. This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition. Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.